March 4, 2025

Neal Walker
Chief Executive Officer
Aclaris Therapeutics, Inc.
701 Lee Road, Suite 103
Wayne, PA 19087

        Re: Aclaris Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed February 27, 2025
            File No. 333-285370
Dear Neal Walker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    David Brinton